J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	15 March 2007



07022295

SUPPL

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue

Please find enclosed copies of the above announcements made to the London Stock Exchange on 15th March 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

·Enc

20/08006273HARE\Compliance\Close\Securities and Exchange Commission Letter 02.05.06.doc

Sainsbury(J) PLC
15March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,732,945,503 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of
their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
15March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,732,945,503 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
15March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,732,945,503 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of
their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
15March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,732,945,503 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of
their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
15March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,732,945,503 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

RECEIVED

2007 APR -5 A 8: 48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	19 March 2007

Dear Sir

SUPPL

J Sainsbury Announces: Notification of relevant securities in issue

Please find enclosed copies o f the above announcements made to the London Stock Exchange on 19th March 2007.

Yours sincerely

PP

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

Sainsbury(J) PLC
19March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,733,164,520 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of
their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,733,164,520 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,733,164,520 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
19March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,733,164,520 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
19March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,733,164,520 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	21 March 2007

Dear Sir

J Sainsbury Announces: Notification relevant securities in issue.

SUPPL

Please find enclosed copies of the above announcements made to the London Stock Exchange on 21st March 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

100% post consumer waste recycled paper

Sainsbury(J) PLC
21 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,733,669,681 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of
their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
21 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,733,669,681 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of
their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
21 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,733,669,681 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of
their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
21 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,733,669,681 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
21 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,733,669,681 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

END